

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 20, 2015

Bonnie C. Lind
Senior Vice President, Chief Financial Officer and Treasurer
Neenah Paper, Inc.
3460 Preston Ridge Road
Alpharetta, Georgia 30005

> **Re:** **Neenah Paper, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Proxy Statement on Schedule 14A**
> **File No. 001-32240**

Dear Ms. Lind:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources